

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2021

Sandra G. Stoneman, Esq.
Chief Legal Officer and General Counsel
Immunome Inc.
665 Stockton Drive, Suite 300
Exton, PA 19341

Re: Immunome Inc.
     Registration Statement on Form S-3
     Filed October 1, 2021
     File No. 333-259966

Dear Ms. Stoneman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Darrick M. Mix